

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 20, 2021

Peter A. Weinberg
Chairman and Chief Executive Officer
Perella Weinberg Partners
767 Fifth Avenue
New York, NY 10153

> **Re: Perella Weinberg Partners**
> **Registration Statement on Form S-1**
> **Filed July 15, 2021**
> **File No. 333-257924**

Dear Mr. Weinberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance